# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OKEANIS ECO TANKERS CORP., CIK 0001964954
CUSIP: Y64177101
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: ETHNARCHOU MAKARIOU AV, & 2 D. FALIREOS, C/O OET CHARTERING INC., N. Faliro, Greece (J3), 185 47
Date of event which requires filing of this statement: 03/18/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001998881

## Reporting persons
- Hospitality Assets Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); sole voting power 0; shared voting power 6,641,934; sole dispositive power 0; shared dispositive power 6,641,934; aggregate amount beneficially owned 6,641,934 (17% of the class)
  Comment: Row 11 - Percentage calculations based on 39,044,655 common shares outstanding, which number of shares does not include any treasury shares held by the issuer, as reflected in the issuer's Form 6-K filed with the Securities and Exchange Commission on January 23, 2026.
- Themistoklis Alafouzos: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); sole voting power 0; shared voting power 6,641,934; sole dispositive power 0; shared dispositive power 6,641,934; aggregate amount beneficially owned 6,641,934 (17% of the class)
  Comment: Row 6, 8, 9 - Mr. Alafouzos may be deemed to beneficially own common shares through Hospitality Assets Corp., an entity controlled by Mr. Alafouzos. Mr. Alafouzos disclaims beneficial ownership in the common shares reported herein except to the extent of his pecuniary interest therein.
  
  Row 11 - Percentage calculations based on 39,044,655 common shares outstanding, which number of shares does not include any treasury shares held by the issuer, as reflected in the issuer's Form 6-K filed with the Securities and Exchange Commission on January 23, 2026.

## Item 1. Issuer
Name of issuer: OKEANIS ECO TANKERS CORP.
Address of issuer's principal executive offices: c/o OET Chartering Inc., Ethnarchou Makariou Ave., & 2 D. Falireos St., N. Faliro, J3 185 47

## Item 2. Person Filing
Name of person filing:
Hospitality Assets Corp. ("Hospitality")
Themistoklis Alafouzos ("Mr. Alafouzos" and together with Hospitality, the "Reporting Persons")
Address of principal business office or, if none, residence:
The principal business office of each Reporting Person is:
Ethnarchou Makariou Ave., & 2 D. Falireos St.
185 47 N. Faliro, Greece
Citizenship:
Hospitality is a Marshall Islands corporation.
Mr. Alafouzos is a Greek citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Mr. Alafouzos: 6,641,934
Hospitality: 6,641,934
Percent of class:
Mr. Alafouzos: 17.0%
Hospitality: 17.0%
Sole power to vote or to direct the vote:
Mr. Alafouzos: 0
Hospitality: 0
Shared power to vote or to direct the vote:
Mr. Alafouzos: 6,641,934
Hospitality: 6,641,934
Sole power to dispose or to direct the disposition:
Mr. Alafouzos: 0
Hospitality: 0
Shared power to dispose or to direct the disposition:
Mr. Alafouzos: 6,641,934
Hospitality: 6,641,934

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Hospitality Assets Corp.: /s/ Antonios Kyrou, Antonios Kyrou/Secretary (03/18/2026)
- Themistoklis Alafouzos: /s/ Themistoklis Alafouzos, Themistoklis Alafouzos (03/18/2026)